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                                                          [UTILICORP LETTERHEAD]


                                                   March 5, 2002


Dana A. Gordon, Esq.
Vice President-General Counsel
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

         Re: UTILICORP UNITED INC. ("UTILICORP") NOTICE TO SUBMIT DIRECTOR NOMINEES RELATING TO THE 2002 ANNUAL STOCKHOLDERS MEETING OF QUANTA SERVICES, INC. ("QUANTA")

Dear Ms. Gordon:

         Reference is made to (i) the notice delivered on February 22, 2002 by UtiliCorp to Quanta pursuant to the requirements in Article II, Section 2.12(a)(2) of the Bylaws of Quanta with respect to the nomination of candidates for election as directors at the 2002 Annual Meeting of the Stockholders of Quanta (the "NOTICE") and (ii) the letter sent in response to the Notice from Quanta to UtiliCorp dated March 1, 2002 (the "QUANTA LETTER").

         The purpose of this letter is to respond to the Quanta Letter. This letter is not an admission by UtiliCorp that agrees with any of the statements contained in the Quanta Letter or that UtiliCorp is an "affiliate" of Quanta. On the contrary, UtiliCorp's need to submit an alternative slate of nominees coupled with the tone and information demanded in the Quanta Letter belie the notion that UtiliCorp has the degree of "control" over Quanta necessary to render it an "affiliate". It is obvious to UtiliCorp, given the subjective, hyper-technical nature of the Quanta Letter, that management is merely attempting to throw time-consuming roadblocks in the way of a legitimate effort by its largest stockholder to propose a slate of nominees for consideration by stockholders in opposition to management's slate. Accordingly, rather than dispute your assertions, we are hereby responding to the Quanta Letter to facilitate the nomination of our candidates so that our fellow stockholders can make an informed choice.


         The following corresponds on a point-by-point basis to the Quanta
Letter:


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    -    KNOWLEDGE QUALIFICATIONS: The second sentence of the sixth paragraph of the Notice is hereby amended by deleting the phrase "to the best of UtiliCorp's knowledge". The first sentence of the eighth paragraph of the Notice is hereby amended by deleting the phrase "UtiliCorp believes that this" and replacing it with the word "This".

    - SCHEDULE 14A ITEM 5(b)(xii) INFORMATION: The second sentence of the sixth paragraph of the Notice is hereby amended by deleting section
         (ii) in their entirety and inserting the following text in lieu thereof:

                  "(ii) no Nominee, his associates or any member of his immediate family have (a) any arrangement or understanding with any person (x) with respect to any future employment by the Corporation or its affiliates or UtiliCorp or any of its affiliates (y) with respect to future transactions to which the Corporation or any of its affiliates or UtiliCorp or any of its affiliates will or may be a party, nor (b) any material interest, direct or indirect, in any transaction, or series of similar transactions, that has occurred since January 1, 2001 or any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is a party and in which the amount involved exceeds $60,000,"

    -    SCHEDULE 14A ITEM 5(b) INFORMATION:

                  UtiliCorp does not believe that the consolidation of Quanta in UtiliCorp's financial statements for accounting purposes will have a material impact on the compensation or other benefits provided by UtiliCorp to any of its nominees who are UtiliCorp employees. This is certainly not a motivating factor behind UtiliCorp's nomination of an opposition slate. Moreover, UtiliCorp does not have any specific arrangements with its nominees that will result in any additional compensation if they are elected as directors to Quanta's board or relating to any future transactions between Quanta and UtiliCorp. Nevertheless, in order to expedite the nomination process, the Notice is supplemented as provided below to apprise Quanta of the methods by which the nominees who are employees of UtiliCorp are compensated for their services.

         - Annex B of the Notice is hereby amended by deleting the second sentence of Mr. Green's description in its entirety and inserting the following text in lieu thereof:

                  "Effective January 1, 2002, Mr. Green is President and Chief Executive Officer of UtiliCorp United Inc. ("UtiliCorp") and a member of the board of directors of UtiliCorp. Mr. Green does not receive any fees or any other compensation for his services as a director of UtiliCorp."


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         -  Annexes B - G of the Notice are hereby amended by adding the following sentence at the end of each such Annex:

                  "Annex K sets forth certain additional information regarding the Nominee's current equity, bonus and other compensation arrangements with UtiliCorp, if any."

         - The Notice is hereby amended by adding Annex K, a copy of which is attached hereto.

- SCHEDULE 14A ITEMS 5(b)(xi) AND 7 INFORMATION: As UtiliCorp stated in its most recent filings with the SEC, UtiliCorp is currently exploring a full range of options for maximizing stockholder value, including, among other things, the initiation of a sales process for Quanta and a stock repurchase program in the range of 20-25% of Quanta's outstanding shares. At this time, UtiliCorp's nominees have not identified a particular transaction that will be considered by Quanta's board of directors if any of the nominees is elected by Quanta's stockholders. UtiliCorp will fully comply with its reporting and disclosure obligations under the securities laws in respect of its ownership of securities of Quanta and its solicitation of proxies in respect of the election of its nominees as directors of Quanta, and expects to disclose its plans for maximizing stockholder value in its proxy materials to be disseminated to Quanta's stockholders.

    - MEANS OF SOLICITATION: The fifth paragraph of the Notice is hereby amended by deleting such paragraph in its entirety and inserting the following text in lieu thereof:

                  "UtiliCorp intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to elect the Nominees and to otherwise solicit proxies from stockholders in support of such nominations."

    -    CERTAIN STATEMENTS:

         - The third paragraph under the heading "TRANSACTIONS BETWEEN UTILICORP AND THE CORPORATION" in Annex A of the Notice is hereby amended by deleting the first sentence of such paragraph in its entirety and by deleting the phrase "Accordingly," from the beginning of the second sentence of such paragraph.


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       -      The eighth paragraph under the heading "TRANSACTIONS BETWEEN
              UTILICORP AND THE CORPORATION" in Annex A of the Notice is hereby amended by inserting the word "alleged" before the word "breach" in the third line thereof, before the word "failure" in the seventh line thereof and before the word "violation" in the tenth line thereof.

                                      * * *

         I trust that you will find the foregoing to be responsive to your requests for additional information concerning our nominees. Despite your statement that you reserve the right to exclude our nominees, I cannot conceive that a responsible public company would act so high-handedly to deprive a major stockholder of its right to nominate candidates for due consideration by your stockholders. I expect that you will get back to me as soon as possible if you need any further information. Otherwise, we will assume that you are satisfied with our submission.

                                      Very truly yours,


                                      /s/ Keith G. Stamm
                                      -------------------------------------
                                      Keith G. Stamm
                                      President and Chief Operating Officer,
                                      Global Networks Group


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                                     ANNEX K


     Set forth below are the number of shares of capital stock of UtiliCorp United Inc. ("UtiliCorp") beneficially owned by Terrence P. Dunn, Robert K. Green, Richard C. Kreul, Robert E. Marsh, Edward K. Mills, R. Paul Perkins, Bruce A. Reed, Keith G. Stamm and William H. Starbuck, Ph.D. (the "Nominees") within the meaning of Securities and Exchange Commission (the "SEC") Rule 13d-3:

                               Issued Shares         Exercisable Stock   Total Beneficial
Name of Beneficial Owner (1)   Beneficially Owned        Options (2)         Ownership
---------------------------- ---------------------  ----------------- ---------------------
Robert K. Green                       2,650,189(3)             490,096          3,140,285(3)
Keith G. Stamm                           81,355                 72,447           153,802
Edward K. Mills                          76,762                 74,700           151,462
R. Paul Perkins                          26,386                      0            26,386
Bruce A. Reed                            66,076                 17,037            83,113
Richard C. Kreul                         27,303                 11,938            39,241
Terrence P. Dunn                             --                     --                --
Robert E. Marsh                              --                     --                --
William H. Starbuck, Ph.D.                   --                     --                --

     (1) Information provided as of December 31, 2001.
     (2) Options exercisable within 60 days of December 31, 2001.
     (3) Includes 2,117,599 shares held by the Green Family UCU Limited Partnership of which Robert K. Green and, his brother, Richard C. Green, Jr., are general partners with shared voting and investment power. Richard C. Green, Jr., Robert K. Green and members of their family and trusts for the benefit of members of the Green family owned as of December 31, 2000, 4,137,758 shares or approximately 4.12% of our common shares outstanding. This number includes shares held by the Green Family UCU Limited Partnership.


         Messrs. Green, Kreul, Mills, Perkins, Reed and Stamm are officers of UtiliCorp and/or its subsidiaries (the "Officer Nominees"). Set forth below is the stock ownership and compensation philosophy governing the employment arrangements between the Officer Nominees and UtiliCorp:

                           STOCK OWNERSHIP GUIDELINES

         The Board of Directors of UtiliCorp adopted stock ownership guidelines for UtiliCorp's executives in 1995. As chief operating officer, Robert K. Green is expected to own common stock having a value of at least five times his annual base salary. Certain Officer Nominees are senior vice presidents of the organization and as such are expected to own common stock with a value of at least two times their annual base salary. In addition, certain Officer Nominees are vice presidents and are expected to own stock having a value of at least one times their annual base salary. If stock ownership levels are not met, the payouts for the Officer Nominees under the long-term incentive plan are paid in common stock. If their target ownership levels are met, the Officer Nominees may take their payouts in cash or a combination of cash and stock. Any common stock issued under the long-term incentive plan cannot be sold for one year after it is issued.


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                             COMPENSATION PHILOSOPHY

         The philosophy of the Compensation Committee of UtiliCorp (the "Compensation Committee") is to make sure UtiliCorp's executive pay is competitive with similar companies, while rewarding executives based on how successful they are at achieving certain goals. The Compensation Committee's compensation philosophy is built on the following principles:

         - Total compensation should provide a competitive advantage over companies competing for management talent;
         - Heavy emphasis is put on incentive pay linked to achievement of goals;
         - Compensation programs are designed to support the achievement of the UtiliCorp's business strategy; and
         - Executives' long-term compensation is closely tied to the total return on UtiliCorp's common stock.

         The Compensation Committee seeks advice from an independent compensation consultant to ensure that they are accurately comparing UtiliCorp's executive compensation levels to those of similar companies. Some of the factors the Compensation Committee considers are: business operations, sales, market values, employment levels and lines of businesses.

         The total compensation of the Officer Nominees consists of the following components: base salary, annual incentives, long-term incentives and benefits. Each of these elements is described below. The Compensation Committee considers these components as integral parts of an executive's compensation package. Other pieces the Compensation Committee looks at are severance plans and benefits.

BASE SALARY

         The Compensation Committee reviews each of the Officer Nominee's base salary annually. Base salaries are targeted to approximate the average base salaries paid to executives of similar companies for each position. The Compensation Committee considers the executive's level of responsibility, prior experience, overall knowledge, executive pay for similar positions in other companies, and executive pay within UtiliCorp.

         Base salaries represent the amount the Officer Nominees are paid on a regular basis (as opposed to an incentive, which is only paid when certain goals are achieved). The flexibility in UtiliCorp's base pay program allows UtiliCorp to reward individual executives for superior work that may not be immediately reflected in financial measurements, but is important to everyday business operations. When evaluating individual performance, the Compensation Committee looks at the executive's efforts in promoting UtiliCorp's values: participation in on-going education and management training; improving project quality; strengthening relationships with customers;


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developing relationships with strategic partners and employees; demonstrating leadership abilities with co-workers; and other goals.

ANNUAL INCENTIVES

         Another major part of each the Officer Nominee's total compensation is the annual incentive. The amount awarded to each executive is targeted to be above the average of what UtiliCorp's competitors would award their executives for targeted performance because the Compensation Committee believes UtiliCorp sets aggressive incentive targets that are above the average of those of its competitors. The targeted award amount is based on advice from an independent compensation consultant. The actual award will vary, and may not be paid at all, based upon UtiliCorp's financial results for the year. If an award is earned, it is paid in cash or restricted stock at the election of the executive.

         If an executive decides to take all or part of the annual incentive in stock, the stock he receives is restricted. All amounts paid in restricted common stock are increased by 33% over the cash-equivalent amount. As an example, if an executive receives an annual incentive award of $50,000 and elects to take $20,000 in restricted stock, the Compensation Committee will award the executive an additional $6,600 (33% of $20,000) worth of restricted stock.

LONG-TERM INCENTIVES

         Long-term incentives are provided to the Officer Nominees according to the Compensation Committee's Annual and Long-Term Incentive Plan. The Compensation Committee determines if an executive is eligible for participation in this plan based on prior experience, performance measures, and compensation practices of UtiliCorp's competitors. Only executives who have an on-going, company-wide impact are eligible to participate in this plan. The Compensation Committee also has the authority to grant restricted stock to reward special performance or to retain key executives.

         The Compensation Committee has decided to award long-term incentives to each eligible executive in the following proportion for the three-year cycle beginning in 2001: 90% performance units and 10% stock options. Incentive awards are available at the conclusion of each three-year cycle. Award amounts, if any, are based on defined financial performance measures over the preceding three years as compared to a specific group of comparative companies. The objective of this design is to pay long-term incentive awards each year that are above the average of what similar companies would pay their executives for targeted performance. The Compensation Committee regularly reviews the companies used for comparison, decides on the performance criteria and receives advice from an independent compensation consultant to ensure a fair, appropriate program.

         For each three-year cycle, the Compensation Committee compares our Total Shareholder Return ("TSR") results to either a published or special index. These indexes


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may include the Standard & Poor's 500 Stock Index or a specific group of companies in business lines and/or operations similar to ours. The group of companies that the Compensation Committee used as a comparison group for the Annual and Long-Term Incentive Plan cycle ending December 31, 2000, consisted of CMS Energy, Dominion Resources, Enron, Pacific Gas & Electric, Duke Energy, Entergy, MCN Energy Group, Reliant Energy, Cinergy, Southern Co., Texaco Inc., and Kinder Morgan, Inc.(formerly KN Energy). For the three-year period ended December 31, 2000, the average TSR of the group was 54.39% and UtiliCorp's TSR was 35.51% ranking it eighth out of 13 companies. To minimize the effect of year-end price spikes, the TSR calculation uses the average closing price for the 30 calendar days of the beginning and ending of the three-year cycle.

PERFORMANCE UNITS

         Performance units are designed to tie executives' long-term compensation directly to specific corporate performance measures. Each performance unit is equivalent in value to one share of UtiliCorp's common stock on the last trading day of the three-year cycle plus the dividends paid over the preceding three-year cycle. The cycles for the years 1999-2001, 2000-2002, and 2001-2003 are based on TSR as compared to a specific group of companies in business lines and/or operations similar to UtiliCorp's ("peer group").

         Based on UtiliCorp's TSR results for the 1998-2000 cycle and its subsequent placement as compared to its peer group, the Compensation Committee approved a pay-out of 88% of targeted performance units.

         Payments made under the three-year performance cycles are in the form of restricted stock until the executive has accumulated certain targeted shareholdings of UtiliCorp from any source, excluding unexercised stock options. Once the executive has exceeded the targeted share ownership, compensation, if any, from the plan will be paid in cash or restricted stock at the option of the executive. If an executive elects to take all or a portion of his long-term incentive in the form of restricted stock, the amount of the award taken in restricted stock will be increased by 25% in a fashion similar to UtiliCorp's annual incentive plan.

STOCK OPTIONS

         The Compensation Committee grants stock options every year under the Amended and Restated 1986 Stock Incentive Plan to UtiliCorp's executives who are eligible to participate in the Annual and Long-Term Incentive Plan. The stock options are priced at the fair market value of UtiliCorp's common stock on the date of the grant. Therefore, these stock options only have value to the executives if the stock price goes up following the date of the grant. This is intended to make sure the executives are focused on creating long-term shareholder value. The stock options vest over a four-year period: 25% at the end of the second and third years and 50% at the end of the fourth year. The


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reason for this four-year vesting period is to create a mechanism to provide an incentive for the executives to stay with UtiliCorp during that period.

BENEFITS

         The benefits the Compensation Committee offers key executives serve a different purpose than the compensation programs described above. In general, they provide some level of protection against the chance of an executive having financial difficulties as a result of illness, disability, or death. The benefits offered are usually comparable to those offered to all other employees with some differences based on tax and employee benefit laws.

                       SEVERANCE AND EMPLOYMENT AGREEMENTS

         The employment agreement of Robert K. Green entitles him to an annual base salary of at least $990,000. In addition, Mr. Green will continue as President and Chief Operating Officer for a three-year evergreen term and will also continue to participate in UtiliCorp's benefit and incentive plans during such term of the agreement.

         If Mr. Green is terminated without good cause or if he quits for good reason, UtiliCorp will continue to pay his base salary for three years following the date of termination. In addition, UtiliCorp will pay a one-time amount equal to three times the highest incentive compensation award Mr. Green would have received for the year terminated if all targeted goals in effect on the date of the termination are exceeded. Mr. Green will also receive certain other amounts consistent with what he would have received as an active employee.

         None of the other Officer Nominees has an employment agreement with UtiliCorp.

         With the exception of Robert K. Green, the Officer Nominees have entered into severance agreements with UtiliCorp. The agreements give these individuals certain severance benefits following a change in control and are designed to avoid an interruption of management following a change in control. If, following a change in control, such individual's employment with UtiliCorp is terminated for any reason, such individual will be entitled to a one time, lump sum severance payment. This payment varies from 1 to 2.99 times average annual compensation. Such person is not entitled to a severance payment if he dies, retires, becomes disabled, is terminated for cause or quits without good reason.

                                  PENSION PLAN

         UtiliCorp maintains the UtiliCorp United Inc. Restated Retirement Income Plan (the "Retirement Plan"). Employees do not make contributions to this plan and the benefits are paid based on an employee's years of service and final average compensation. Final average compensation is defined in this Retirement Plan as total


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base salary excluding overtime payments, bonuses and any other extraordinary compensation. Final average compensation does include employee contributions made to the UtiliCorp United Inc. Retirement Investment Plan and the flexible spending plan. Final average compensation is computed using an individual's four highest consecutive years of salary.

         Provisions of the Internal Revenue Code limit benefits payable from the Retirement Plan. UtiliCorp maintains an unfunded supplemental retirement plan to provide for the payment of retirement benefits calculated in accordance with the Retirement Plan which would otherwise be limited by the provisions of the Code.